SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

28 April 2006

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 April 2006 for your records. The announcement has been published in the South China Morning Post in Hong Kong on 28 April 2006.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

dlw 5/3

e\tn\sa\2005 Ann Rpt\Ltr.doc22

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com
(Stock Code: 00069)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shangri-La Asia Limited (the "Company") will be held at Island Ballroom, Level 5, Island Shangri-La Hotel, Pacific Place, Supreme Court Road, Central, Hong Kong on Wednesday, 24 May 2006 at 10:00 a.m. for the following purposes:

1. To receive and consider the audited accounts and the reports of the Directors and the Auditors for the year ended 31 December 2005;

2. To declare a final dividend for the year ended 31 December 2005;

3. To re-elect retiring Directors;

4. To fix Directors' fees (including fees payable to members of the Audit and Remuneration Committees);

5. To re-appoint Auditors and to authorise the Directors of the Company to fix their remuneration;

6. To consider as Special Business, and if thought fit, pass with or without amendments the following resolutions as Ordinary Resolutions:

   A. THAT:

   (a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot and issue additional shares in the share capital of the Company and to make or grant offers, agreements and options which would or might require the exercise of such power be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) above shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined), (ii) the exercise of any

option under any share option scheme or similar arrangement for the grant or issue to option holders of shares in the Company, (iii) any scrip dividend scheme or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-Laws of the Company, (iv) the exercise of any conversion rights attaching to the Zero Coupon Guaranteed Convertible Bonds due 2009 issued by Shangri-La Finance Limited, and (v) any specific authority, shall not exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. THAT:

(a) the exercise by the Directors of the Company during the Relevant Period (as hereinafter defined) of all powers of the Company to repurchase its own shares on The Stock Exchange of Hong Kong Limited (the "HKSE") or on any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission of Hong Kong and the HKSE for this purpose or on the Singapore Exchange Securities Trading Limited, subject to and in accordance with all applicable laws and the requirements of the Rules Governing the Listing of Securities on the HKSE or that of any other stock exchange as amended from time to time (as the case may be), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company repurchased by the Company pursuant to paragraph (a) above during the Relevant Period shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the authority pursuant to paragraph (a) above shall be limited accordingly; and

(c) for the purposes of this Resolution, "Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; or

(iii) the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

C. **THAT**:

Conditional upon the passing of Resolution No. 6B, the general mandate granted to the Directors of the Company and for the time being in force to exercise the powers of the Company to allot shares be and is hereby extended by the addition to the aggregate nominal amount of the share capital which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted by the resolution set out as Resolution No. 6B, provided that such amount shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution.

7. To consider as Special Business, and if thought fit, pass with or without amendments the following resolution as a Special Resolution:

THAT the Bye-Laws of the Company adopted on 25 May 1993 and amended up to 26 May 2005 be amended as follows:

(a) by deleting the existing Bye-Law 90 in its entirety and substituting therefor the following new Bye-Law 90:

"90. The Company in general meeting may by Ordinary Resolution elect a person or persons qualified to be Directors to act as alternate Directors to any of the Directors of the Company or may authorize the Board to appoint such alternate Directors. Any alternate Director may be removed by the Company in general meeting by Ordinary Resolution and, if appointed by the Board, may be removed by the Board and, subject thereto, the office of alternate Director shall continue until the happening of any event which, were he a Director, would cause him to vacate such office or, if earlier, the date on which the relevant Director to whom such alternate Director serves as the alternate, ceases to be a Director. An alternate Director may also be a Director in his own right and may act as alternate to more than one Director."

(b) by deleting the existing Bye-Law 91 in its entirety and substituting therefor the following new Bye-Law 91 and side-note:

"91. (A) A Director may at any time, by notice in writing signed by him delivered to the Registered Office or to the Head Office or at a meeting of the Board, appoint any person (including another Director) to act as alternate Director in his place during his absence and may in like manner at any time determine such appointment. If such person is not another Director such appointment unless previously approved by the Board shall have effect only upon and subject to being so approved. The appointment of an alternate Director shall determine on the happening of any event which, were he a Director, would cause him to vacate such office or, if earlier, the date on which the relevant Director to whom such alternate Director serves as the alternate, ceases to be a Director.

Rights of alternate Directors

(B) An alternate Director shall be entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent mutatis mutandis as if he were a Director, but he shall not be entitled to receive from the Company in respect of his appointment as alternate Director any remuneration except only such part (if any) of the ordinary remuneration otherwise payable to his appointor as such appointor may by notice in writing to the Company from time to time direct.

(C) An alternate Director shall, if his appointor so requests, be entitled to receive notices of meetings of the Board or committees of the Board to the same extent as, but in lieu of, the Director appointing him and shall be entitled to such extent to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to exercise and discharge all the functions, powers and duties of his appointor as a Director and for the purposes of the proceedings at such meeting the provisions of these Bye-Laws shall apply as if he were a Director.

(D) Every person acting as an alternate Director shall (except as regards power to appoint an alternate Director and remuneration) be subject in all respects to the provisions of these Bye-Laws relating to Directors and shall alone be responsible to the Company for his acts and defaults and shall not be deemed to be the agent of or for the Director appointing him.

(E) Every person acting as an alternate Director shall have one vote for each Director for whom he acts as alternate (in addition to his own vote if he is also a Director). The signature of an alternate Director to any resolution in writing of the Board or a committee of the Board shall, unless the notice of his appointment provides to the contrary, be as effective as the signature of his appointor.

(F) No alternate Director shall by virtue of that position be a director for the purposes of the Companies Act, but shall nevertheless be subject to the provisions of the Companies Act in so far as they relate to the duties and obligations of directors (other than the obligations to hold any qualifying share in the Company) when performing the functions of a Director."

(c) by deleting the existing Bye-Law 97(A)(vi) in its entirety and substituting therefor the following new Bye-Law 97(A)(vi):

"(vi) if he shall be removed from office by an Ordinary Resolution of the Company under Bye-Law 104."

(d) by deleting the existing Bye-Law 102(A) in its entirety and substituting therefor the following new Bye-Law 102(A):

"102.(A) The Company may from time to time in general meeting by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed to fill a casual vacancy shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at the meeting but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

(e) by deleting the words "annual general meeting" in Bye-Law 102(B) and substituting therefor the words "general meeting".

(f) by deleting the existing Bye-Law 104 and its side-note in their entirety and substituting therefor the following new Bye-Law 104 and side-note:

"104. The Company may by Ordinary Resolution remove any Director (including a Managing Director or other Executive Director) before the expiration of his period of office notwithstanding anything in these Bye-Laws or in any agreement between the Company and such Director (but without prejudice to any claim which such Director may have for damages for any breach of any contract between him and the Company) and may elect another person in his stead. Any person so elected shall hold office only until the next following general meeting of the Company and shall then be eligible for re-election at such meeting, but shall not be taken into account in determining the Directors or the number of Directors who are to retire by rotation at such meeting."

Power to remove Director by Ordinary Resolution

(g) by deleting the existing Bye-Law 182(i) and its side-note in their entirety and replacing them with the following:

"(i) Intentionally deleted."

By Order of the Board
Shangri-La Asia Limited
Ko Sau Lai
Company Secretary

Hong Kong, 28 April 2006

Head Office and Principal Place
of Business in Hong Kong:
21st Floor, CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Notes:

1. Every shareholder entitled to attend and vote at the meeting convened by this notice (the "Meeting") is entitled to appoint up to two individuals as his proxies to attend and vote instead of him. Where a shareholder appoints two proxies to represent him, the form of proxy must clearly indicate the number of shares in the Company ("Shares") which each proxy represents and which proxy is designated as the voting proxy. If two proxies are appointed, only the voting proxy will be entitled to cast the shareholder's vote(s): (a) on a show of hands; (b) if both proxies purport to cast the shareholder's vote(s) in a different manner; and (c) on the exercise of a discretion. A proxy need not be a shareholder of the Company. The number of proxies appointed by a Clearing House (or its nominee) (as defined in the Company's Bye-Laws) is not subject to the aforesaid limitation. If a shareholder fails to specify the number of Shares which each proxy represents and/or the name of the voting proxy then, subject to the absolute discretion of the Chairman of the Meeting to decide otherwise, the shareholder shall be deemed to have appointed the first-named proxy as his voting proxy and that such first-named proxy shall represent all the Shares held by him.

2. Subject to note 1 above in relation to a Clearing House, a shareholder may only have one form of proxy valid at any one time and if a shareholder submits more than one form of proxy, the last form of proxy received in the manner described in note 4 below shall be treated as the only valid form of proxy.

3. Where there are joint registered holders of any Share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such Share as if he were solely entitled thereto; but if more than one of such joint holders be present at the Meeting personally or by proxy, that one of the said persons so present whose name stands first on the registers of members in respect of such Share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased shareholder in whose name any Share stands first will for this purpose be deemed joint holders thereof.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power or authority), must be deposited at the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the Meeting (or at any adjournment thereof).

5. The registers of members of the Company will be closed from Friday, 19 May 2006 to Wednesday, 24 May 2006, both days inclusive, during which period no transfer of shares will be effected. In order to qualify for the proposed final dividend, all share transfers accompanied by the relevant share certificates must be lodged for registration with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, at the above address no later than 4:00 p.m. on Thursday, 18 May 2006.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *For identification purpose only*

SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

RECEIVED
2006 MAY -3 A 11: 10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

27 April 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") today for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/lk/cw

Encl.

c.c. J P Morgan
- Mr. Bric Luk

E\cw\sa\SHPCL-regulatory\ltr.doc.8

Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"), a company listed on the Stock Exchange of Thailand ("Thailand Stock Exchange") and a 73.61% owned subsidiary of Shangri-La Asia Limited, has on April 27, 2006 released to Thailand Stock Exchange a report (the "Report") on the shareholders' resolutions made at the annual general meeting of SHPCL held on April 27, 2006. The following is a reproduction of the Report for information purpose only.

To : Managing Director
The Stock Exchange of Thailand

Date : April 27, 2006

Re : Shangri-La Hotel Public Company Limited's reports on Shareholders' resolutions

Shangri-La Hotel Public Company Limited wishes to report the shareholders' resolutions made at the Annual General Meeting held on April 27, 2006. During the meeting, the shareholders resolved:-

1. That the minutes of the Annual General Meeting of Shareholders no. 11 held on April 26, 2005 be approved;

2. That the Board of Directors'report for the year 2005 be approved;

3. That audited financial statements for the year ended December 31, 2005 be approved;

4. That the dividend payment for the year 2005 at the rate of Baht 1.50 per share plus a special dividend for the twentieth anniversary of the hotel of Baht 1.00 per share totalling to Baht 2.50 per share be approved. The payment would be made on May 25, 2006 to the shareholders whose names appeared in the Share Registry on April 7, 2006;

5. That the following directors who retired by rotation be reappointed:

Name	Position
1. Mr. Pong Sarasin	Chairman
2. Mr. Kovit Poshyananda	Director
3. Mr. Jayavadh Bunnag	Director
4. Mr. Madhu Rama Chandra Rao	Director

and that the remuneration of the Board of Directors and Audit Committee for the year 2006 totaling Baht 3,660,000 be approved.

6. That the following persons be appointed as auditors for the period of 2006:-

Name	C.P.A. No.	Auditing Firm
1. Ms. Siraporn Ouaanunkun	3844	Ernst & Young Office Limited
and /or 2. Ms. Rungnapa Lertsuwankul	3516	Ernst & Young Office Limited
and /or 3. Mr. Narong Puntawong	3315	Ernst & Young Office Limited
and /or 4. Mr. Supachai Phanyawattano	3930	Ernst & Young Office Limited

and, that auditors' remuneration for the year 2006 for amount of Baht 780,000 be approved.

Yours faithfully,

(Mrs. Pavinee Meensuk)
Director and Company Secretary